Exhibit K-1

                                  AES Employees

                      [Two Pie Charts Placed Side-by-Side]


The first pie chart is entitled "By First Language" and is placed to the left of the second pie chart. This pie chart reflects the fact that the first language of six percent of AES employees is English (as shown by a red slice). The first language of ninety-four percent of AES employees is a language other than English(as shown by a blue slice).


The second pie chart is entitled "By Work Location" and is placed to the right of the first pie chart. This pie chart reflects the fact that four percent of AES employees are located in the United States (as shown by a red slice). Ninety-six percent of AES employees are located outside of the United States (as shown by a blue slice).